Nature’s Miracle Holding Inc.

858 N Central Ave

Upland, CA 91786

October 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nature’s Miracle Holding Inc. Request for Acceleration

Registration Statement on Form S-1

File No. 333-282487

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nature’s Miracle Holding Inc., respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-282487), as amended, be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Monday, November 4, 2024, or as soon thereafter as possible.

Very truly yours, Nature’s Miracle Holding Inc.

By:	/s/ Tie (James) Li
Name:	Tie (James) Li
Title:	Chief Executive Officer